March 5, 2014

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re: Popular, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Filed August 9, 2013

File No. 001-34084

Dear Ms. Hayes:

Reference is made to your letter dated February 24, 2014. Included below are our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Popular, Inc.’s (the “Corporation”) Form 10-K for the year ended December 31, 2012 filed on February 28, 2013 (the “2012 Form 10-K”), and Form 10-Q for the quarter ended June 30, 2013 filed on August 9, 2013 (the “Form 10-Q”).

In responding to the Staff’s comments, the Corporation acknowledges the following:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Form 10-K for the Fiscal Year Ended December 31, 2012

MD&A, page 2

Critical Accounting Policies/Estimates, page 11

Loans and Allowance for Loan Losses, page 15

1.	We note your response to our prior comment 1 in our letter dated October 29, 2013. Please revise future filings to disclose that your caps may be subject to qualitative, offsetting adjustments. In this regard, we note your judgments regarding when to record a qualitative offsetting adjustment to the caps could have an impact on the overall level of allowance recorded in your financial statements. In your proposed disclosure, address the following:

•	Specifically describe the factors considered when determining that an override adjustment is necessary.

•	When you have determined an override is necessary, specifically describe the factors considered when determining the amount of override adjustment to record in your financial statements.

•	To the extent that qualitative offsetting adjustments are not made to your caps, explain the factors you considered in determining that adjustments are not necessary.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

March 5, 2014

•	If your caps or qualitative adjustments are material (individually or in the aggregate), quantify these amounts in your future filings. If they are not material, specifically state that fact.

Management Response:

As discussed on February 18, 2013, Management reviews the adequacy of the recent loss trend adjustment caps, if the cap is applicable or in use, when assessing the adequacy of the allowance for loan and lease losses in our financial statements for each reporting period. As part of this qualitative review, Management assesses the risk profile of the applicable portfolio and changes thereto, including historical and recent loss trends, portfolio composition. Management also reviews changes in underwriting standards, policies, and macro-economic trends. Based on this review and if deemed appropriate, Management may then incorporate a qualitative overriding adjustment to the effect of the caps on the ALLL. We will revise future filings to disclose: 1- if the recent loss trend adjustment caps are in use; 2- that when in use, the recent loss trend adjustment caps are subject to qualitative reviews which could lead to reserve overriding adjustments; 3- which factors were considered when assessing the adequacy of the caps and the conclusions as to whether overriding adjustments were deemed necessary or not; and 4- the impact of the caps and any overriding adjustment when applicable and material (if immaterial, we will state as such).

The following is the disclosure included in the Form 10K for the fiscal year ended December 31, 2013, filed on February 28, 2013 in regards to the recent loss trend adjustment factor, based on the periods ended December 31, 2013 and December 31, 2012:

Recent loss trend adjustment, which replaces the base loss rate with a 12-month average loss rate for the commercial, construction and legacy loan portfolios and 6-month average loss rate for the consumer and mortgage loan portfolios, when these trends are higher than the respective base loss rates, up to a determined cap in the case of consumer and mortgage loan portfolios. The objective of this adjustment is to allow for a more recent loss trend to be captured and reflected in the ALLL estimation process, while limiting excessive pro-cyclicality on changing economic periods using caps for the consumer and mortgage portfolios given the shorter six month look back window. These caps are calibrated annually at the end of each year and consistently applied until the next annual review. As part of the periodic review of the adequacy of the ALLL models and related assumptions, management monitors and reviews the loan segments for which the caps are being triggered in order to assess the reasonability of the cap in light of the risk profile of the portfolio and current credit and loss trends. Upon the completion of these qualitative reviews, management may make reserve adjustments that may partially or fully override the effect of the caps, if warranted. The caps are determined by measuring historic periods in which the recent loss trend adjustment rates were higher than the base loss rates and setting the cap at a percentile of the historic trend loss rates.

The following is the disclosure included in the Form 10K for the fiscal year ended December 31, 2013, filed on February 28, 2013, in regards to the effect of the cap and managements review as for the periods ended December 31, 2013 and December 31, 2012:

For the period ended December 31, 2013, the recent loss trend adjustment caps for the consumer and mortgage portfolios were triggered in only one portfolio segment within the Puerto Rico consumer portfolio. Management assessed the impact of the applicable cap through a review of qualitative factors that specifically considered the drivers of recent loss trends and changes to the portfolio composition. The related effect of the aforementioned cap was immaterial for the overall level of the Allowance for Loan and Lease Losses for the Puerto Rico consumer portfolio.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

March 5, 2014

For the period ended December 31, 2012, the recent loss trend adjustment caps for the consumer and mortgage portfolios were triggered in three consumer portfolio segments and one mortgage portfolio segment in the Puerto Rico region, and three consumer portfolio segments in the US region. Management assessed the adequacy of the applicable caps through a review of qualitative factors and recorded a $4 million qualitative offsetting adjustment that reversed the effect of the cap on the overall level of the Allowance for Loan and Lease Losses for the Puerto Rico mortgage portfolio. This offsetting adjustment considered the aforementioned review of qualitative factors, specifically, the 2012 revision to the Corporation’s charge-off policy that resulted in higher loss trends for this portfolio. The related effect of the aforementioned Puerto Rico and US region caps was immaterial for the overall level of the Allowance for Loan and Lease Losses for the corresponding portfolios

At December 31, 2012, the impact of the use of recent loss trend adjustment caps on the overall level of Allowance for Loan and Lease Losses for the commercial portfolio was immaterial. The use of recent loss trend adjustment caps in the commercial portfolio was eliminated in the second quarter of 2013.

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We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-756-3982 or Jorge J. García, Senior Vice President and Corporate Comptroller, at 787-765-9800 ext. 506101.

Sincerely,

/s/ Carlos J. Vázquez

Carlos J. Vázquez
Executive Vice President and
Chief Financial Officer